Exhibit 99.1

September 16, 2024	TSX.V: GRZ NR-24-15

GOLD RESERVE ANNOUNCES RESULTS OF THE SPECIAL MEETING OF SHAREHOLDERS AND UPDATE ON PROPOSED CONTINUANCE INTO BERMUDA

Toronto, Ontario – September 16, 2024 – Gold Reserve Inc. (TSX.V: GRZ) (OTCQX: GDRZF) (“Gold Reserve” or the “Company”) is pleased to announce that at a special meeting (the “Meeting”) of holders of Class A common shares (the “Shareholders”) of the Company (the “Class A Shares”) held on September 16, 2024, the Shareholders approved a special resolution permitting the Company to effect the proposed continuance of the Company from the Province of Alberta to Bermuda (the “Continuance”). The special resolution was approved by 96.34% of the votes cast at the Meeting.

The Continuance, if completed, will be effected through a plan of arrangement (the “Arrangement”) under section 193 of the Business Corporations Act (Alberta). The Company is scheduled to return to the Court of King’s Bench of Alberta on September 17, 2024 to seek a final order to implement the Arrangement. The completion of the Arrangement is subject to obtaining the final order along with other required approvals. The Company will provide a further update if and when the Continuance is completed.

On Behalf of the Board of Directors

Paul Rivett

Executive Vice-Chairman

Cautionary Statement Regarding Forward-Looking statements

This release contains “forward-looking statements” within the meaning of applicable U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian provincial and territorial securities laws, and are based on the opinions, estimates and assumptions of the Company’s management and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Forward-looking information or statements in this release include matters relating to whether the Continuance will be completed (including the board of directors of the Company deciding not to proceed therewith), the potential benefits of the Continuance, the timing of the Continuance, the satisfaction of conditions to the completion of the Continuance, the effecting of the Continuance through the Arrangement, the mailing of letters of transmittal and completion of the share certificate replacement process if the Continuance is completed, and may include other expectations of the Company and are often, but not always, identified by the use of words such as “aim”, “anticipate”, “believe”, “budget”, “continue”, “could”, “estimate”, “expect”, “forecast”, “foresee”, “intend”, “may”, “might”, “plan”, “potential”, “predict”, “project”, “seek”, “should”, “strive”, “targeting”, “will” and similar words suggesting future outcomes or statements regarding an outlook.

Such information and statements reflect the current views of the Company’s management, as the case may be, with respect to future events, and are based on information currently available to the Company, as the case may be, and are subject to certain risks, uncertainties and assumptions, including those discussed below. Many factors could cause the actual results, performance or achievements of the Company to differ materially from any future results, performance or achievements that may be expressed or implied by such forward-looking information or statements. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information or statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

These risks and uncertainties include, but are not limited to, the non-completion of the Continuance for any reason (including the board of directors of the Company deciding not to proceed therewith), potential tax liabilities (which may be significant) associated with the Continuance for the Shareholders and/or the Company, changes in the rights of Shareholders as a result of the Continuance, the absence of any event, change or other circumstances that could give rise to not proceeding with the Continuance, or a delay in or increase in cost of completing the Continuance.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking information or statements. For a more detailed discussion of the risk factors affecting the Continuance and the Company’s business, see the Company’s management information circular dated August 20, 2024, the Company’s Management’s Discussion & Analysis for the 6-month period ended June 30, 2024, the Annual Information Form on Form 40-F and Management’s Discussion & Analysis for the year ended December 31, 2023 and other reports that have been filed on SEDAR+ and are available under the Company’s profile at www.sedarplus.ca and which have been filed on EDGAR and are available under the Company’s profile at www.sec.gov/edgar.

Investors are cautioned not to put undue reliance on forward-looking information or statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking information or statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the Securities and Exchange Commission and applicable Canadian provincial and territorial securities laws.

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

For further information regarding Gold Reserve Inc., please contact:

Jean Charles Potvin

999 W. Riverside Ave., Suite 401 Spokane, WA 99201 USA

Tel: (509) 623-1500

Fax: (509) 623-1634